FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2005


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               6 Posidonos Avenue
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F ______

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___  No X
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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued on October 27, 2005 by Aries Maritime Transport Limited announcing its acquisition of a 38,700 dwt double-hulled products tanker from Aries Energy Corporation.
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Exhibit 1
---------

For Immediate Release

Company Contacts:

Richard J.H. Coxall                 Leon Berman
Chief Financial Officer             Principal
Aries Maritime Transport Limited    The IGB Group
(011) 30 210 9467433                212-477-8438


               ARIES MARITIME TRANSPORT LIMITED ACQUIRES PRODUCTS
                                     TANKER

    Company Enhances Position to Benefit From Expected Long-Term Strength in
                                 Products Sector

ATHENS, GREECE, October 27, 2005 - Aries Maritime Transport Limited (NASDAQ:
RAMS) announced today that it has entered into an agreement to acquire the Chinook, a 2001-built 38,700 dwt double-hulled products tanker, under the terms of the Company's right of first refusal agreement with Aries Energy Corporation.

The Chinook, which is a sister-ship of Aries' Bora and Nordanvind, is expected to be delivered in November 2005. The Chinook will join the Aries fleet with 14 months remaining on a 3-year time charter to the Italian stock listed group, Navigazione Montanari. The aggregate cost to acquire the vessel is $32.6 million, inclusive of the existing time charter at the gross rate of $13,100 per day for the remainder of 2005 and $13,700 per day until expiration of the contract in January 2007. The Company plans to draw upon its $150 million revolving senior credit facility to fund the transaction.

Mons S. Bolin, President and Chief Executive Officer, commented, "This transaction provides several important benefits for the Company and its shareholders. First and foremost, we have acquired a double-hulled products tanker at a very compelling price. Furthermore, Aries has once again improved the age profile of its fleet and increased its ability to realize the advantages of operating sister-ships. Consistent with our strategy, the profitable charter attached to the vessel also enables the Company to continue to provide shareholders with stable earnings while retaining the ability to benefit from the expected continued strong rate environment for modern double-hull products tankers when the current charter expires in 14 months."

With the addition of the Chinook and the two recently purchased Panamax newbuildings, expected to be received in November 2005 and March 2006, Aries will operate a fleet of ten double-hulled products tankers with an average age of 6 years and total dwt of 575,325. 100% of the Company's products fleet will be employed on profitable time charters with an average duration of 2.5 years. Including the two recently purchased Panamax products tankers, three of the Company's products tankers have profit sharing agreements attached to their charters.

Mr. Bolin continued, "Aries' success at completing the acquisition at a price we consider attractive combined with the significant long-term earnings potential of the vessel, positions the Company to provide shareholders with a strong return. We remain extremely optimistic on the long-term prospects of the products sector. The acquisition of this vessel combined with our recent purchase of two new products tankers from the Stena Group, further enhances Aries' position for taking advantage of the industry's favorable dynamics."

The Company expects to declare its initial quarterly dividend in the amount of $0.52 per share, following the announcement of its third quarter 2005 results on November 1, 2005. The first dividend will cover the four-month period between June 1, 2005 and September 30, 2005. The Company currently intends to pay a quarterly dividend in February, May, August and November of each year.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 8 years and is 100% double-hulled, consists of four MR tankers, two Panamax tankers and one Aframax tanker. Following the delivery of two double-hulled products tankers in November 2005 and one in March 2006, the Company's products tanker fleet will have an average age of 6 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 15.7 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's product tankers and container vessels currently operate under long-term time charters.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #
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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  October 27, 2005                 By: /s/ Richard J.H. Coxall
                                         --------------------------------
                                         Richard J.H. Coxall
                                         Chief Executive Officer




23248.0001 #612305